Exhibit 99.1

GRACELL BIOTECHNOLOGIES INC.

(incorporated in the Cayman Islands with limited liability)

(NASDAQ: GRCL)

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

To Be Held on July 9, 2021

(or any adjournment(s) or postponement(s) thereof)

On Friday, July 9, 2021, Gracell Biotechnologies Inc. (the “Company”), will hold its annual general meeting (“AGM”) of shareholders at Building 3, No. 418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China. The meeting will begin at 2 p.m. (local time), for the purposes to consider and, if thought fit, pass the following resolution:

“as an ordinary resolution, that Mr. Christophe Lee be elected as a Class I director of the Company at this annual general meeting.”

Certain biographic information of Mr. Christophe Lee is set out in Appendix I hereto.

In addition, the meeting will transact any other business properly brought before the meeting.

ORDINARY SHARE RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on June 2, 2021, Hong Kong time, as the record date (the “Ordinary Share Record Date”) of ordinary shares of the Company, par value US$0.0001 per share (“Ordinary Shares”). Holders of record of the Company’s Ordinary Shares as of the Ordinary Share Record Date are entitled to receive notice of, attend and vote at the AGM and any adjourned or postponed meeting thereof.

Holders of record of American Depositary Shares (the “ADSs”) as of the close of business on June 2, 2021, New York time (the “ADS Record Date”) who wish to exercise their voting rights for the underlying Ordinary Shares must give voting instructions to The Bank of New York Mellon, the depositary of the ADS program.

ATTENDING THE AGM

Only holders of record of Ordinary Shares as of the Ordinary Share Record Date are entitled to attend and vote at the AGM. Please note that holders of ADSs are not entitled to attend the AGM. Any ADS holder who appears at the venue of the AGM will not be allowed to attend the AGM.

In order to prevent the spread of COVID-19 and to safeguard the health and safety of shareholders, the Company may implement certain precautionary measures at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

PROXY FORMS AND ADS VOTING CARDS

A holder of Ordinary Shares as of the Ordinary Shares Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct The Bank of New York Mellon, the depositary of the ADS program, as to how to vote the Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Ordinary Shares) or ADS voting card (for holders of ADSs), which are attached to and made a part of this notice for further details and instructions.

Holders of record of the Company’s Ordinary Shares on the Company’s Register of Members as of the Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date and return the accompanying proxy form to us (for holders of Ordinary Shares) or your voting instructions to The Bank of New York Mellon (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. We must receive the proxy form by no later than 5:00 p.m., Hong Kong time, on July 2, 2021 at Building 3, No. 418 Guilin Road, Xuhui District, Shanghai, 200233, People’s Republic of China to ensure your representation at the AGM, and The Bank of New York Mellon must receive your voting instructions by no later than 5:00 p.m., New York time, on July 1, 2021 to enable the votes attaching to the Ordinary Shares represented by your ADSs to be cast at the AGM.

The ordinary shares represented by all properly executed proxies returned to the Company will be voted at the AGM as indicated or, if no instruction is given, the holder of the proxy will vote the shares in his discretion, unless a reference to the holder of the proxy having such discretion has been deleted and initialed on this Form of Proxy. Where the chairman of the AGM acts as proxy and is entitled to exercise his discretion, he is likely to vote the shares FOR the resolution. The Company does not presently know of any other business which may come before the AGM. However, if any other matter properly comes before the AGM, or any adjourned or postponed meeting thereof, which may properly be acted upon, unless otherwise indicated the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein. If you change your mind after you return your proxy card, you may revoke your proxy by voting in person at the AGM, or by submitting a notice of revocation or another proxy card with a later date no later than 5:00 p.m., Hong Kong time, on July 2, 2021.

ANNUAL REPORT

Shareholders may obtain a copy of the Company’s annual report, free of charge, from the Company’s website at www.gracellbio.com, or from the SEC’s website at www.sec.gov.

By Order of the Board of Directors,

/s/ Dr. William Wei Cao
Dr. William Wei Cao
Chairman and Chief Executive Officer

Shanghai, China

June 3, 2021

APPENDIX I

BIOGRAPHIC INFORMATION OF THE

DIRECTOR NOMINEE STANDING FOR ELECTION

Certain biographic information of the director nominee is set forth below:

MR. LEE Kin Ping Christophe (李建平) is currently the chief executive officer of Lotus Asset Management Limited responsible for its overall management, as well as its responsible officer for Type 4 and Type 9 regulated activities under the Securities and Futures Ordinance (the “SFO”). He has over 16 years of experience in asset management. From June 2019 to September 2019, he was a licensed representative of Zheng He Capital Management Limited for Type 4 and Type 9 regulated activities under the SFO. From January 2019 to May 2019, he was a responsible officer of Lotus Asset Management Limited for Type 4 and Type 9 regulated activities under the SFO. From July 2015 to July 2018, he was a responsible officer of MZ Asset Management Limited for Type 9 regulated activities under the SFO. From May 2014 to August 2014, he was a responsible officer of Fenex Capital Management Limited for Type 9 regulated activities under the SFO. He was a licensed representative for Type 9 regulated activities under the SFO from September 2010 to November 2011 and a responsible officer for Type 9 regulated activities under the SFO from November 2010 to March 2011 of FrontPoint Management (Hong Kong), Ltd. He was the chief financial officer of OrbusNeich Medical Company Ltd. from March 2012 to March 2017, and its senior advisor from March 2017 to June 2018. He worked in Sun Hung Kai & Co. group companies from August 2000 to August 2010 with his last position as Head of Corporate Development. He worked in Goldman Sachs (Asia) LLC from February 1997 to July 2000 with his last position as executive director of the Investment Management Division. Mr. Lee was appointed as a committee member of the New Business Committee of the Financial Services Development Council of Hong Kong by the Hong Kong SAR government from March 2013 to March 2019. He was the chairman of the Hong Kong Branch of the Alternative Investment Management Association from September 2004 to August 2012. Mr. Lee was appointed as a member of the Securities and Futures Commission Advisory Committee by the Hong Kong SAR government from June 2007 to May 2009. He obtained a Bachelor of Applied Science Degree from the University of Pennsylvania in 1991.